            SECURITIES AND EXCHANGE COMMISSION
                 WASHINGTON, D.C. 20549

                        FORM 11-K


     FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
         SAVINGS AND SIMILAR PLANS PURSUANT TO
   SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT

       For the fiscal year ended December 31, 1996.

                           OR

   / / TRANSACTION REPORT PURSUANT TO SECTION 1(d) OF
           THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-7182

     A. Full title of the plan and the address of the plan, if different from the issuer named below:

        Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Merrill Lynch & Co., Inc.
                         World Financial Center
                              North Tower
                           250 Vesey Street
                        New York, N.Y. 10281-1334

     Financial Statements and Exhibits.
     ----------------------------------

(a) Financial Statements for the Years Ended December 31, 1996 and December 31, 1995 Supplemental Schedules for the Year ended December 31, 1996 and Independent Auditors' Report.

     The financial statements required to be filed hereunder appear commencing at page 2 hereof.

(b)  Exhibits

     (23) Consent of Independent Public Accountants (following financial statements).

                               SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange
     Act of 1934, the Administrative Committee (the persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of New York, State of New York.

                                     Merrill Lynch & Co., Inc.
                                     401(k) Savings & Investment Plan

Date: June 27, 1997                  By: /s/ DANIEL C. ROWLAND
                                         ---------------------
                                         Daniel C. Rowland
                                         Chairman, Administrative Committee

                          THE MERRILL LYNCH & CO., INC.
                                401(k) SAVINGS &
                                INVESTMENT PLAN

                        Financial Statements for the
                    Years Ended December 31, 1996 and 1995
                        Supplemental Schedules for the
                       Year Ended December 31, 1996 and
                         Independent Auditors' Report

                         THE MERRILL LYNCH & CO., INC.
                        401(k) SAVINGS & INVESTMENT PLAN

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----

INDEPENDENT AUDITORS' REPORT.....................................           1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
    DECEMBER 31, 1996 AND 1995:

    Statements of Net Assets Available for Benefits..............           2

    Statements of Changes in Net Assets Available for Benefits...           3

    Notes to Financial Statements................................        4-12

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
    YEAR ENDED DECEMBER 31, 1996:

    Schedule of Assets Held for Investment Purposes..............          13

    Schedule of Reportable Transactions..........................          14

                          INDEPENDENT AUDITORS' REPORT

To the Trustees of the Merrill Lynch & Co., Inc.
401(k) Savings & Investment Plan

    We have audited the accompanying statements of net assets available for benefits of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the "Plan") as of December 31, 1996 and 1995 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements, and in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP


June 24, 1997

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995

                                                                 1996              1995
                                                           ----------------  ----------------
ASSETS:
 Investments, at market value:
   Common stock..........................................  $    301,273,051  $    189,744,619
   Funds and trusts......................................     1,366,263,439     1,083,356,174
                                                           ----------------  ----------------
    Total investments....................................     1,667,536,490     1,273,100,793
  Cash...................................................         4,710,074        27,563,560
  Employer contributions receivable......................         1,154,434         1,013,423
  Employee contributions receivable......................         1,252,128         --
  Receivable for securities sold.........................         3,710,384         --
                                                           ----------------  ----------------
    Total assets.........................................     1,678,363,510     1,301,677,776
LIABILITIES:
 Payables to beneficiaries or employees..................         --                5,458,348
 Payable for securities purchased........................         2,301,126         --
                                                           ----------------  ----------------
NET ASSETS AVAILABLE FOR BENEFITS........................  $  1,676,062,384  $  1,296,219,428
                                                           ----------------  ----------------
                                                           ----------------  ----------------

See notes to financial statements.

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                 1996              1995
                                                           ----------------  ----------------
ADDITIONS:
 Investment income:
  Net appreciation in fair value of investment...........  $    175,400,445  $    185,084,242
  Dividends and interest.................................       101,896,155        74,578,166
                                                           ----------------  ----------------
    Total investment income..............................       277,296,600       259,662,408
 Contribution to the Plan by the Company.................        27,477,361        24,839,564
 Contribution to the Plan by the employees...............       161,369,639       141,711,160
 Rollovers from other qualified plans....................         1,316,518         1,637,303
 Merger of Puerto Rico 401(k) Plan.......................         --                  614,859
                                                           ----------------  ----------------
    Total additions......................................       467,460,118       428,465,294
                                                           ----------------  ----------------
DEDUCTIONS:
 Disbursements of benefits to beneficiaries or
   employees.............................................        86,965,176        74,064,849
 Administrative expenses.................................           651,986           538,063
                                                           ----------------  ----------------
    Total deductions.....................................        87,617,162        74,602,912
                                                           ----------------  ----------------
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS........       379,842,956       353,862,382
NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year.......................................     1,296,219,428       942,357,046
                                                           ----------------  ----------------
 End of year.............................................  $  1,676,062,384  $  1,296,219,428
                                                           ----------------  ----------------
                                                           ----------------  ----------------

See notes to financial statements.

THE MERRILL LYNCH & CO., INC.
401(K) SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995
-------------------------------------------------------------------------------

1.  DESCRIPTION OF THE PLAN
    The following description of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more
    complete information.    Terms used in this description have the same
    meaning as in the Plan.

    The Plan was adopted on April 23, 1987 and commenced activities on October 1, 1987. The purpose of the Plan is to encourage employees to save for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    Subject to exclusions specified in the Plan, any Employee of Merrill Lynch & Co., Inc. or of a participating subsidiary or affiliate (the "Company" or "Employer") can elect to participate in the Plan providing such Employee has worked for the Employer for 12 months. An Employee can elect to participate in the Plan (if eligible) as of the first day of the calendar quarter following 12 months of employment or the first day of any month thereafter.

    Each Participant may elect to make contributions to the Plan on a pre-tax basis through payroll deductions from 1% through 15% of such Participant's Eligible Compensation for each pay period up to an annual maximum of $9,500 for 1996 (subject to certain exceptions described in the Plan and periodic adjustments for cost-of-living increases for each calendar year). A Participant can elect to change the rate at which his or her contribution is determined.

    The Company will make contributions, up to a maximum of $1,500, in an amount equal to 50% of the first 4% of Eligible Compensation contributed by a Participant during each calendar year. No Employer contributions will be made for any calendar year for Employees who participate at any time during such calendar year in the Company's Employee Stock Purchase Plan.

    All Participants are always 100% vested in contributions to the Plan made from their Eligible Compensation and in amounts rolled over from an employer's qualified retirement plan. Participants are 100% vested in Employer contributions when they attain age 65 or terminate employment because of death.

    Other Participants who terminate employment after October 31, 1993 will become vested in Employer contributions and earnings based on complete Years of Service after October 1, 1987: 1 Year of Service-- 20% vested; 2 Years of Service--40% vested; 3 Years of Service--60% vested; 4 Years of Service--80% vested; and 5 Years of Service--100% vested.

    The Plan permits withdrawals relating to contributions and earnings under certain conditions which are in accordance with the Internal Revenue Code and the regulations thereunder.

    As of December 1, 1995, the Puerto Rico 401(k) Plan was merged into the Plan and its net assets available for benefits were accordingly transferred into the Plan as of that date.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Purchases and sales of investments are recorded on a trade date basis. All other accounting records of the Plan are maintained on the accrual basis.

    The accompanying financial statements do not include any investments in VOCON and Deferred Profit Sharing Accounts, which are self-directed Accounts, that were transferred into the Plan for administrative convenience only.

    The cost of security investments is based on the average cost method for individual securities. Quoted market values of security investments are based on the last sales price (if traded on December 31), the prevailing bid price or the prevailing net asset value at the close of trading on December 31.

3.  INVESTMENTS

    The Administrative Committee has the authority to designate Investment Funds for the investment of accounts other than VOCON and Deferred Profit Sharing Accounts, to determine which accounts can be self-directed and to establish rules and procedures with respect to investment funds and self-directed accounts.

    All contributions to the Plan may be allocated by the Participant among 27 investment options designated by the Administrative Committee. In February 1996, Select Ten Retirement Portfolio was added as an investment option and the Balanced Fund was merged with the Global Allocation Fund.

    During 1996 and 1995, the Plan's investments (including investments bought, sold and held during each year) appreciated in value as follows:

                                                                  Years Ended December 31,
                                                                   1996            1995

Net change in fair value of investments:
 Common stock................................................  $  111,849,742  $   53,356,927
 Funds and trusts............................................      63,550,703     131,727,315
                                                               --------------  --------------
                                                               $  175,400,445  $  185,084,242
                                                               --------------  --------------
                                                               --------------  --------------

    The value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                     1996            1995

     Merrill Lynch & Co., Inc................................  $  300,575,194  $  189,744,619
     Merrill Lynch Basic Value Fund..........................     313,997,550     263,094,477
     Merrill Lynch Capital Fund..............................     198,614,241     180,342,221
     Merrill Lynch Global Allocation Fund....................     182,963,445     137,406,762
     Merrill Lynch Growth Fund...............................     139,167,338      80,126,691
     Merrill Lynch Retirement Reserves.......................     134,987,517     121,521,811

4.  ADMINISTRATIVE EXPENSES

    Plan expenses, including expenses of the Administrative Committee and Trustee, to the extent not paid by the Plan, are paid by the Company.

5.  PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

6.  TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter dated July 13, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. FUND INFORMATION:

    The following represents the changes in the net assets available for benefit of the individual funds for the years ended December 31, 1996 and 1995:

                                                                         MERRILL LYNCH--1996
                                                   -------------------------------------------------------------

                                                                   GSIF U.S. GOV.
                                                   MERRILL LYNCH     ZERO COUPON    BASIC VALUE       CAPITAL
                                                    & CO., INC.*    BOND SERIES 3       FUND            FUND
                                                   --------------  -------------- --------------  --------------
ADDITIONS:
 Investment income:
  Net appreciation (depreciation)
   in fair value of investments...............      $111,849,742    $ 1,994,876   $ 24,318,584    $  2,866,902
 Dividends and interest.......................         4,422,361         --         21,152,905      19,431,574
                                                    ------------    -----------   ------------    ------------
     Total investment income..................       116,272,103      1,994,876     45,471,489      22,298,476
 Contributions and rollovers to the Plan......        22,042,542      3,184,887     30,000,637      21,731,336
                                                    ------------    -----------   ------------    ------------
     Total additions..........................       138,314,645      5,179,763     75,472,126      44,029,812

DEDUCTIONS:
 Disbursements of benefits to beneficiaries
  or employees................................        11,306,822      1,843,579     15,122,621      10,477,518
 Administrative expenses......................            --             --             --              --

TRANSFERS AMONG FUNDS.........................       (14,478,273)    15,043,856     (9,006,392)    (14,846,829)
                                                    ------------    -----------   ------------    ------------
NET INCREASE (DECREASE).......................       112,529,550     18,380,040     51,343,113      18,705,465

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year............................       189,744,619     37,611,016    263,094,477     180,342,221
                                                    ------------    -----------   ------------    ------------
 End of year..................................      $302,274,169    $55,991,056   $314,437,590    $199,047,686
                                                    ------------    -----------   ------------    ------------
                                                    ------------    -----------   ------------    ------------




                                                    ----------------------------------------------------------------------
                                                                    CORPORATE      CORPORATE
                                                     CORPORATE     BOND FUND -    BOND FUND
                                                     BOND FUND -   INTERMEDIATE   INVESTMENT
                                                     HIGH INCOME       TERM          GRADE       EQUITY          EURO
                                                     PORTFOLIO     PORTFOLIO      PORTFOLIO    INDEX TRUST       FUND
                                                    -------------  ------------  -----------  -------------   ------------
ADDITIONS:
 Investment income:
  Net appreciation (depreciation)
   in fair value of investments...............       $  773,064    $ (283,963)   $(1,835,420)  $ 8,442,594    $   525,626
 Dividends and interest.......................        2,983,401       516,193      2,912,313        --          2,331,523
                                                     ----------    ----------    -----------   -----------    -----------
     Total investment income..................        3,756,465       232,230      1,076,893     8,442,594      2,857,149
 Contributions and rollovers to the Plan......        1,833,317       166,622      5,231,999     6,897,190      1,500,411
                                                     ----------    ----------    -----------   -----------    -----------
     Total additions..........................        5,589,782       398,852      6,308,892    15,339,784      4,357,560

DEDUCTIONS:
 Disbursements of benefits to beneficiaries
  or employees................................        1,423,949       461,146      2,846,773     2,481,868        558,028
 Administrative expenses......................            --             --           --            --              --

TRANSFERS AMONG FUNDS.........................        5,268,386      (117,575)       163,686     1,872,727       (361,664)
                                                    -----------    ----------    -----------   -----------    -----------
NET INCREASE (DECREASE).......................        9,434,219      (179,869)     3,625,805    14,730,643      3,437,868

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year............................       27,738,526     7,892,874     42,125,258    32,995,352     11,818,806
                                                    -----------    ----------    -----------   -----------    -----------
 End of year..................................      $37,172,745    $7,713,005    $45,751,063   $47,725,995    $15,256,674
                                                    -----------    ----------    -----------   -----------    -----------
                                                    -----------    ----------    -----------   -----------    -----------

                                     -7-

                                                                              MERRILL LYNCH--1996
                                                 -----------------------------------------------------------------------------
                                                                 GLOBAL        GLOBAL      GLOBAL       GLOBAL       GLOBAL
                                                  FUND FOR     ALLOCATION       BOND     CONVERTIBLE   HOLDINGS    RESOURCES
                                                  TOMORROW        FUND          FUND        FUND         FUND        TRUST
                                                 ----------  --------------  ----------  -----------  ----------  ------------
ADDITIONS:
 Investment income:
  Net appreciation (depreciation)
   in fair value of investments................  $(22,371)   $ 6,619,104     $    3,430   $ 16,948     $  230,514  $  416,577
  Dividends and interest.......................   110,446     17,550,458         60,489     44,038        292,123      89,288
                                                 --------    -----------     ----------   --------     ----------  ----------
     Total investment income...................    88,075     24,169,562         63,919     60,986        522,637     505,865

  Contributions and rollovers to the Plan......   184,690     24,512,696        156,434    100,821        735,215     356,371
                                                 --------    -----------     ----------   --------     ----------  ----------
     Total additions...........................   272,765     48,682,258        220,353    161,807      1,257,852     862,236

DEDUCTIONS:
 Disbursements of benefits to beneficiaries
  or employees.................................    18,042      7,560,812        235,041      8,046        147,973      84,636
 Administrative expenses.......................      --            --              --         --             --          --

TRANSFERS AMONG FUNDS..........................    52,764      4,447,183       (189,206)    51,322         90,695    (465,765)
                                                 --------    -----------     ----------   --------     ----------  ----------
NET INCREASE (DECREASE)........................   307,487     45,568,629       (203,894)   205,083      1,200,574     311,835

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year.............................   606,001    137,683,501      1,104,010    623,555      3,585,418   3,405,812
                                                 --------   ------------     ----------   --------     ----------  ----------
 End of year...................................  $913,488   $183,252,130     $  900,116   $828,638     $4,785,992  $3,717,647
                                                 --------   ------------     ----------   --------     ----------  ----------
                                                 --------   ------------     ----------   --------     ----------  ----------

                                                 ---------------------------------------------------------------------
                                                    GLOBAL
                                                    UTILITY        GROWTH      HEALTHCARE      PACIFIC        PHOENIX
                                                      FUND          FUND          FUND           FUND          FUND
                                                 ------------  ------------  -------------   ------------  -----------
ADDITIONS:
 Investment income:
  Net appreciation (depreciation)
   in fair value of investments................    $  154,293  $ 19,061,382   $  (94,843)     $(1,571,134)  $   232,259
  Dividends and interest.......................       166,133    10,283,368      796,358        4,091,428     1,270,404
                                                   ----------  ------------   ----------      -----------   -----------
     Total investment income...................       320,426    29,344,750      701,515        2,520,294     1,502,663

  Contributions and rollovers to the Plan......       360,181    21,901,444    1,183,900        7,701,810     2,317,239
                                                   ----------  ------------   ----------      -----------   -----------
     Total additions...........................       680,607    51,246,194    1,885,415       10,222,104     3,819,902

DEDUCTIONS:
 Disbursements of benefits to beneficiaries
  or employees.................................        72,565     6,194,264      188,914        1,719,764       571,307
 Administrative expenses.......................          --           --           --               --            --

TRANSFERS AMONG FUNDS..........................      (275,752)   14,416,174      137,711        5,632,176    (1,739,781)
                                                   ------------  ------------  ----------      -----------   -----------
NET INCREASE (DECREASE)........................       332,290    59,468,104    1,834,212       14,134,516     1,508,814

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year.............................     2,329,270    80,126,691    5,253,280       35,308,179     9,530,940
                                                   ----------  ------------   ----------      -----------   -----------
 End of year...................................    $2,661,560  $139,594,795   $7,087,492      $49,442,695   $11,039,754
                                                   ----------  ------------   ----------      -----------   -----------
                                                   ----------  ------------   ----------      -----------   -----------

                                                        (Continued)

                                                      MERRILL LYNCH--1996
              ---------------------------------------------------------------------------------------------------
                                                                                                         CASH
               RETIREMENT      RETIREMENT     SELECT-TEN      SPECIAL     STRATEGIC                   MANAGEMENT
              PRESERVATION      RESERVES      RETIREMENT       VALUE       DIVIDEND    TECHNOLOGY      ACCOUNT
                  TRUST        MONEY FUND      PORTFOLIO        FUND         FUND         FUND        MONEY FUND       CASH
              -------------  --------------  -------------  ------------  ----------  -------------  ------------  -------------
ADDITIONS:
Investment
  income:
Net
appreciation
  (depreciation)
  in fair
  value of
  investments.. $    --      $     --        $   1,991,087  $    146,059  $   17,362  $    (452,227)  $   --       $    --
Dividends
  and
  interest..      2,853,254       6,206,041        102,761     1,478,928      65,222      1,983,803      701,343        --
              -------------  --------------  -------------  ------------  ----------  -------------  ------------  -------------
Total
  investment
  income....      2,853,254       6,206,041      2,093,848     1,624,987      82,584      1,531,576      701,343        --
Contributions
  and
  rollovers
  to the
  Plan......      5,801,394      17,843,979      2,635,987     1,293,439     120,895      5,658,008       --           4,710,074
              -------------  --------------  -------------  ------------  ----------  -------------  ------------  -------------
Total
 additions..      8,654,648      24,050,020      4,729,835     2,918,426     203,479      7,189,584      701,343       4,710,074
DEDUCTIONS:
Disbursements
  of
  benefits
  to
  beneficiaries
  or
 employees..      5,485,707      16,315,158        239,342       166,127      31,774      1,403,400       --            --
Administrative
  expenses..       --              --             --             --           --           --            651,986        --
TRANSFERS
  AMONG
  FUNDS.....      8,243,193       6,142,097     11,272,204        60,419      17,010     (2,662,741)    (190,642)    (27,563,560)
              -------------  --------------  -------------  ------------  ----------  -------------  ------------  -------------
NET INCREASE
(DECREASE)..     11,412,134      13,876,959     15,762,697     2,812,718     188,715      3,123,443     (141,285)    (22,853,486)
NET ASSETS
  AVAILABLE
  FOR
  BENEFITS:
Beginning of
  year......     43,763,333     121,521,811       --           6,834,199     397,132     21,144,376    1,061,788      27,563,560
              -------------  --------------  -------------  ------------  ----------  -------------  ------------  -------------
End of
  year......  $  55,175,467  $  135,398,770  $  15,762,697  $  9,646,917  $  585,847  $  24,267,819   $  920,503   $   4,710,074
              -------------  --------------  -------------  ------------  ----------  -------------  ------------  -------------
              -------------  --------------  -------------  ------------  ----------  -------------  ------------  -------------



                    EMPLOYER
                  CONTRIBUTION          1996
                   RECEIVABLE           TOTAL
                  ------------    ----------------
ADDITIONS:
Investment
  income:
Net
appreciation
  (depreciation)
  in fair
  value of
  investment      $    --            $175,400,445
Dividends
  and
  interest..           --             101,896,155
                  ------------    ----------------
Total
  investment
  income....           --             277,296,600
Contribution
  and
  rollovers
  to the
  Plan......           --             190,163,518
                  ------------    ----------------
Total
 additions..           --             467,460,118
DEDUCTIONS:
Disbursement
  of
  benefits
  to
  beneficiaries
  or
 employees..           --              86,965,176
Administrative
  expenses..           --                 651,986
TRANSFERS
  AMONG
  FUNDS.....        (1,013,423)           --
                  ------------    ----------------
NET INCREASE
(DECREASE)..        (1,013,423)       379,842,956
NET ASSETS
  AVAILABLE
  FOR
  BENEFITS:
Beginning of
  year......         1,013,423      1,296,219,428
                  ------------    ----------------
End of
  year......      $    --          $1,676,062,384
                  ------------    ----------------
                  ------------    ----------------

                                                                   (Continued)

                                                                              MERRILL LYNCH--1995
                              ------------------------------------------------------------------------------------------------------
                                                                                                          CORPORATE      CORPORATE
                                                                                            CORPORATE    BOND FUND -    BOND FUND -
                               GSIF U.S. GOV.                                               BOND FUND -   INTERMEDIATE   INVESTMENT
               MERRILL LYNCH    ZERO COUPON     BALANCED    BASIC VALUE       CAPITAL       HIGH INCOME       TERM          GRADE
                & CO., INC.*   BOND SERIES 3      FUND          FUND            FUND         PORTFOLIO     PORTFOLIO      PORTFOLIO
              --------------  --------------  ----------  --------------  --------------  -------------  ------------  -------------
ADDITIONS:
Investment
  income:
Net
appreciation
  (depreciation)
  in fair
  value of
  investments.. $   52,730,993  $  7,646,517  $   29,620  $   51,523,367  $   24,942,374  $   1,591,573  $    736,947  $   4,317,875
Dividends
  and
  interest..       3,695,446        120,951       --          12,032,278      18,718,110      2,533,480       521,629      2,761,742
              --------------  --------------  ----------  --------------  --------------  -------------  ------------  -------------
Total
  investment
  income....      56,426,439      7,767,468       29,620      63,555,645      43,660,484      4,125,053     1,258,576      7,079,617
Contributions
  and
 rollovers to
 the Plan....     18,520,279      3,325,362      120,221      27,831,754      21,059,945      1,522,916       129,091      5,717,484
Transfers
  from
  Puerto
  Rico
  401(k)
  Plan......         132,823         22,035       --              70,276          46,642       --             --               3,119
              --------------  --------------  ----------  --------------  --------------  -------------  ------------  -------------
Total
 additions..      75,079,541     11,114,865      149,841      91,457,675      64,767,071      5,647,969     1,387,667     12,800,220
DEDUCTIONS:
Disbursements
  of
  benefits
  to
  beneficiaries
  or
 employees..      10,117,119      1,263,329       21,252      12,327,116       9,265,416      1,429,453       549,571      2,810,131
Administrative
  expenses..        --              --            --            --              --             --             --            --
TRANSFERS
  AMONG
FUNDS.....      (5,969,221)    (1,169,560)      (3,124)     (2,377,058)     (2,281,244)     3,582,303      (153,268)    (2,293,440)
              --------------  --------------  ----------  --------------  --------------  -------------  ------------  -------------
NET INCREASE
(DECREASE)..      58,993,201      8,681,976      125,465      76,753,501      53,220,411      7,800,819       684,828      7,696,649

NET ASSETS
  AVAILABLE
  FOR
  BENEFITS:
Beginning of
  year......     130,751,418     28,929,040      151,274     186,340,976     127,121,810     19,937,707     7,208,046     34,428,609
              --------------  --------------  ----------  --------------  --------------  -------------  ------------  -------------
End of
  year......  $  189,744,619   $ 37,611,016   $  276,739  $  263,094,477  $  180,342,221  $  27,738,526  $  7,892,874  $  42,125,258
              --------------  --------------  ----------  --------------  --------------  -------------  ------------  -------------
              --------------  --------------  ----------  --------------  --------------  -------------  ------------  -------------


                  EURO          EQUITY
                  FUND        INDEX TRUST
              -------------  -------------
ADDITIONS:
Investment
  income:
Net
appreciation
  (depreciation)
  in fair
  value of
  investment  $     325,596  $   8,607,283
Dividends
  and
  interest..        819,149       --
              -------------  -------------
Total
  investment
  income.....     1,144,745      8,607,283
Contributions
  and
 rollovers to
 the Plan.....    1,753,338      5,599,638
Transfers
  from
  Puerto
  Rico
  401(k)
  Plan......       --                  503
              -------------  -------------
Total
 additions..      2,898,083     14,207,424
DEDUCTIONS:
Disbursements
  of
  benefits
  to
  beneficiaries
  or
 employees..        348,513      1,957,178
Administrative
  expenses..       --             --
TRANSFERS
  AMONG
  FUNDS.....     (1,930,741)        19,621
              -------------  -------------
NET INCREASE
(DECREASE)..        618,829     12,269,867

NET ASSETS
  AVAILABLE
  FOR
  BENEFITS:
Beginning of
  year......     11,199,977     20,725,485
              -------------  -------------
End of
  year......  $  11,818,806  $  32,995,352
              -------------  -------------
              -------------  -------------

                                                                   (Continued)

                                                                              MERRILL LYNCH--1995
                                                    ------------------------------------------------------------------------
                                                                 GLOBAL       GLOBAL      GLOBAL        GLOBAL      GLOBAL
                                                    FUND FOR   ALLOCATION      BOND     CONVERTIBLE    HOLDINGS   RESOURCES
                                                    TOMORROW      FUND         FUND        FUND          FUND       TRUST
                                                    --------  ------------  ----------  -----------   ----------  ----------
ADDITIONS:
  Investment income:
    Net appreciation (depreciation) in fair value
      of investments..............................  $37,037   $ 14,506,569  $   67,675   $ (3,864)    $  263,427  $  313,050
    Dividends and interest........................   51,024     11,106,695      88,503     69,269        192,391      31,938
                                                    --------  ------------  ----------  -----------   ----------  ----------
        Total investment income ..................   88,061     25,613,264     156,178     65,405        455,818     344,988
  Contributions and rollovers to the Plan.........  102,983     23,370,203     178,064    110,201        663,769     424,278
  Transfers from Puerto Rico 401(k) Plan..........    --           130,364      --         --             --          --
                                                    --------  ------------  ----------  -----------   ----------  ----------
        Total additions...........................  191,044     49,113,831     334,242    175,606      1,119,587     769,266
DEDUCTIONS:
  Disbursements of benefits to beneficiaries or
    employees.....................................   30,396      5,957,854      34,129     30,848        119,146     161,493
  Administrative expenses.........................    --           --           --         --             --          --
TRANSFERS AMONG FUNDS.............................  146,814    (10,506,404)   (447,808)   (54,821)      (667,179) (1,107,665)
                                                    --------  ------------  ----------  -----------   ----------  ----------
NET INCREASE (DECREASE)...........................  307,462     32,649,573    (147,695)    89,937        333,262    (499,892)
NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year...............................  298,539    104,757,189   1,251,705    533,618      3,252,156   3,905,704
                                                    --------  ------------  ----------  -----------   ----------  ----------
  End of year.....................................  $606,001  $137,406,762  $1,104,010   $623,555     $3,585,418  $3,405,812
                                                    --------  ------------  ----------  -----------   ----------  ----------
                                                    --------  ------------  ----------  -----------   ----------  ----------


                                                      GLOBAL
                                                     UTILITY      GROWTH     HEALTHCARE    PACIFIC     PHOENIX
                                                       FUND        FUND         FUND        FUND         FUND
                                                    ----------  -----------  ----------  -----------  ----------
ADDITIONS:
  Investment income:
    Net appreciation (depreciation) in fair value
      of investments..............................  $  353,932  $12,340,773  $1,326,987  $ 1,641,509  $1,017,680
    Dividends and interest........................     122,511    7,660,538    210,199     1,073,537     502,783
                                                    ----------  -----------  ----------  -----------  ----------
        Total investment income ..................     476,443   20,001,311  1,537,186     2,715,046   1,520,463
  Contributions and rollovers to the Plan.........     413,243   15,786,547    618,425     5,233,809   2,375,733
  Transfers from Puerto Rico 401(k) Plan..........      --          135,185     --            29,459      --
                                                    ----------  -----------  ----------  -----------  ----------
        Total additions...........................     889,686   35,923,043  2,155,611     7,978,314   3,896,196
DEDUCTIONS:
  Disbursements of benefits to beneficiaries or
    employees.....................................      74,905    3,820,297    204,389     1,189,536     357,327
  Administrative expenses.........................      --          --          --           --           --
TRANSFERS AMONG FUNDS.............................    (521,414)   4,208,693    687,934     9,741,739     967,512
                                                    ----------  -----------  ----------  -----------  ----------
NET INCREASE (DECREASE)...........................     293,367   36,311,439  2,639,156    16,530,517   4,506,381
NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year...............................   2,035,903   43,815,252  2,614,124    18,777,662   5,024,559
                                                    ----------  -----------  ----------  -----------  ----------
  End of year.....................................  $2,329,270  $80,126,691  $5,253,280  $35,308,179  $9,530,940
                                                    ----------  -----------  ----------  -----------  ----------
                                                    ----------  -----------  ----------  -----------  ----------

                                                                     (Continued)

                                                                                MERRILL LYNCH--1995
                                                    ----------------------------------------------------------------------------
                                                                                                                         CASH
                                                     RETIREMENT     RETIREMENT    SPECIAL    STRATEGIC                MANAGEMENT
                                                    PRESERVATION     RESERVES      VALUE     DIVIDEND    TECHNOLOGY    ACCOUNT
                                                       TRUST        MONEY FUND      FUND       FUND         FUND      MONEY FUND
                                                    ------------   ------------  ----------  ---------   -----------  ----------
ADDITIONS:
  Investment income:
    Net appreciation (depreciation) in fair value
      of investments..............................  $   --         $    --       $  686,122  $ 43,005    $    38,195  $  --
    Dividends and interest........................    3,902,438       5,839,312     276,035    43,219      1,285,158    919,831
                                                    ------------   ------------  ----------  ---------   -----------  ----------
        Total investment income...................    3,902,438       5,839,312     962,157    86,224      1,323,353    919,831
  Contributions and rollovers to the Plan.........    6,471,761      19,814,132   1,041,149    91,048      5,912,654     --
  Transfers from Puerto Rico 401(k) Plan..........        2,028          27,267      --         --             7,204     --
                                                    ------------   ------------  ----------  ---------   -----------  ----------
        Total additions...........................   10,376,227      25,680,711   2,003,306   177,272      7,243,211    919,831
DEDUCTIONS:
  Disbursements of benefits to beneficiaries or
    employees.....................................    4,690,406      16,267,718     140,021     4,436        892,870     --
  Administrative expenses.........................      --              --           --         --           --         538,063
TRANSFERS AMONG FUNDS.............................       40,818      (5,521,599)  3,138,055    63,337        593,531  (2,372,720)
                                                    ------------   ------------  ----------  ---------   -----------  ----------
NET INCREASE (DECREASE)...........................    5,726,639       3,891,394   5,001,340   236,173      6,943,872  (1,990,952)
NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year...............................   38,036,694     117,630,417   1,832,859   160,959     14,200,504  3,052,740
                                                    ------------   ------------  ----------  ---------   -----------  ----------
  End of year.....................................  $43,763,333    $121,521,811  $6,834,199  $397,132    $21,144,376  $1,061,788
                                                    ------------   ------------  ----------  ---------   -----------  ----------
                                                    ------------   ------------  ----------  ---------   -----------  ----------



                                                                   EMPLOYER
                                                                 CONTRIBUTIONS        1995
                                                       CASH       RECEIVABLE         TOTAL
                                                    -----------  -------------   --------------
ADDITIONS:
  Investment income:
    Net appreciation (depreciation) in fair value
      of investments..............................  $   --        $  --          $  185,084,242
    Dividends and interest........................      --           --              74,578,166
                                                    -----------  -------------   --------------
        Total investment income...................      --           --             259,662,408
  Contributions and rollovers to the Plan.........      --           --             168,188,027
  Transfers from Puerto Rico 401(k) Plan..........        7,954      --                 614,859
                                                    -----------  -------------   --------------
        Total additions...........................        7,954      --             428,465,294
DEDUCTIONS:
  Disbursements of benefits to beneficiaries or
    employees.....................................      --           --              74,064,849
  Administrative expenses.........................      --           --                 538,063
TRANSFERS AMONG FUNDS.............................   14,040,801      146,108           --
                                                    -----------  -------------   --------------
NET INCREASE (DECREASE)...........................   14,048,755      146,108        353,862,382
NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year...............................   13,514,805      867,315        942,357,046
                                                    -----------  -------------   --------------
  End of year.....................................  $27,563,560   $1,013,423     $1,296,219,428
                                                    -----------  -------------   --------------
                                                    -----------  -------------   --------------

*Party-in-interest as defined by ERISA


                                                                     (Concluded)

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
-------------------------------------------------------------------------------


                                                                 NUMBER OF                            MARKET
DESCRIPTION                                                        SHARES             COST            VALUE
------------------------------------------------------------  ----------------  ----------------  --------------
COMMON STOCK:
 Merrill Lynch & Co., Inc.*                                           3,688,039  $    149,761,478  $  301,273,051

FUNDS AND TRUSTS:
 GSIF U.S. Gov. Zero Coupon Bond Series 3--Various Trusts             1,028,477        47,856,049      56,010,756
 Merrill Lynch:
   Basic Value Fund                                                  10,128,953       235,671,152     313,997,550
   Capital Fund                                                       6,396,594       177,572,791     198,614,241
   Corporate Bond Fund--High Income Portfolio                         4,633,608        35,683,388      37,115,198
   Corporate Bond Fund--Intermediate Term Portfolio                     677,666         7,649,436       7,718,619
   Corporate Bond Fund--Investment Grade Portfolio                   40,353,543        46,245,641      45,680,209
   Equity Index Trust                                                   954,579        31,780,822      47,537,096
   Euro Fund                                                          1,016,692        15,192,377      15,240,208
   Fund for Tomorrow                                                     56,658           932,207         899,732
   Global Allocation Fund                                            12,574,807       168,368,658     182,963,445
   Global Bond Fund                                                      93,100           891,412         898,640
   Global Convertible Fund                                               78,984           841,407         832,489
   Global Holdings Fund                                                 388,981         4,596,890       4,772,857
   Global Resources Trust                                               200,385         3,328,988       3,713,133
   Global Utility Fund                                                  178,585         2,395,411       2,643,064
   Growth Fund                                                        5,325,960       111,834,311     139,167,339
   Healthcare Fund                                                    1,433,497         6,696,942       7,052,806
   Pacific Fund                                                       2,286,843        50,865,113      49,350,075
   Phoenix Fund                                                         834,495        10,821,624      11,006,983
   Retirement Preservation Trust                                     54,862,463        54,862,463      54,862,463
   Retirement Reserves Money Fund                                   134,987,516       134,987,516     134,987,516
   Select Ten Retirement Portfolio                                   13,138,719        13,917,142      15,764,916
   Special Value Fund                                                   541,999         9,335,179       9,663,857
   Strategic Dividend Fund                                               46,034           568,997         583,714
   Technology Fund                                                    4,872,697        25,382,534      24,266,029
   Cash Management Account Money Fund                                   920,504           920,504         920,504
                                                                                 ----------------  --------------
     Total Funds and Trusts                                                         1,199,198,954   1,366,263,439
                                                                                 ----------------  --------------
TOTAL INVESTMENTS                                                                $  1,348,960,432  $1,667,536,490
                                                                                 ----------------  --------------
                                                                                 ----------------  --------------

*   Party-in-interest as defined by ERISA.

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN


SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1996
------------------------------------------------------------------------------

                                                                                                     COST OF
                                                                                                      ASSETS
                                                 PURCHASES                SALES                       SOLD           GAIN
                                               -------------           -------------              -------------  --------------
COMMON STOCK:
  Merrill Lynch & Co., Inc.*                   $ 64,631,123    (455)    $ 60,814,993     (855)     $ 35,802,969    $ 25,012,024

FUNDS:
  Merrill Lynch Basic                            64,328,986    (510)      31,609,943   (1,107)       23,715,116       7,894,827
    Value Fund
  Merrill Lynch Retirement                       50,504,488    (323)      39,404,553     (300)       39,404,553          --
    Preservation Trust
  Merrill Lynch Retirement                       88,211,362    (322)      74,744,619     (320)       74,744,619          --
    Reserves Money Fund
  Merrill Lynch Cash                            196,910,072    (208)     202,509,705     (102)      202,509,705          --
    Management Money Fund

NOTES:

Reportable transactions, required to be reported herein, are defined in
Section 2520.103-6, Chapter XXV Title 29 (Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974).

The figures in parentheses represent the number of purchases or sales included in the reported dollar amounts.

*Party-in-interest as defined by ERISA.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

Merrill Lynch & Co., Inc.

We hereby consent to the use in this Form 11-K annual Report of our opinion dated June 24, 1997 (relating to the financial statements of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan) appearing in Item (a) of such Form 11-K.


/s/ Deloitte & Touche LLP


New York, New York
June 26, 1997